Exhibit 99.1

Vision Marine Technologies Announces Settlement of Outstanding Legal Claim

Montreal, QC / May 16, 2025 / Vision Marine Technologies Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), a company specializing in electric marine propulsion systems, today announced that it has successfully reached a settlement agreement resolving a previously disclosed outstanding legal claim related to certain of its shareholders.

This resolution fully addresses a legal dispute, providing the Company with a clean capitalization structure. In addition, after the resolution Vision Marine believes it maintains a strong cash position, supporting the Company’s liquidity to facilitate ongoing business operations, strategic initiatives, and prospective expansion efforts.

Alex Mongeon, CEO of Vision Marine, commented, "We are pleased to announce this resolution, which marks an important milestone for Vision Marine. This settlement allows us to fully focus on executing our strategic objectives and accelerating growth in the rapidly expanding electric marine sector."

About Vision Marine Technologies, Inc.

Vision Marine Technologies Inc. (NASDAQ: VMAR) designs and manufactures cutting-edge electric propulsion systems and complete electric boat solutions. The Company’s flagship E-Motion™ 180E powertrain is a market-proven, purpose-built, high-voltage electric marine propulsion system powering vessels such as the V30 180 HP Electric Pontoon, now available for order. Vision Marine collaborates with industry-leading original equipment manufacturers to accelerate the adoption of powerful, maintenance-friendly electric boating solutions worldwide.

Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements.” These statements include, but are not limited to, expectations regarding the benefits of the new patent, its impact on future product development and original equipment manufacturer integrations, and Vision Marine’s competitive position. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Factors that could affect results are discussed in the Company’s filings with the Securities and Exchange Commission. Vision Marine undertakes no obligation to update any forward-looking statements except as required by law.

Investor & Company Contact

Vision Marine Technologies
Bruce Nurse – Investor Relations
(303) 919-2913
bn@v-mti.com

Website: visionmarinetechnologies.com
Twitter: @marine_vision
Facebook: @VisionMarineTechnologies
Instagram: @visionmarine.technologies
YouTube: @VisionMarineTechnologies